Exhibit 99.3

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in Registration Statement No. 333-172122 on Form F-3 and on Registration Statements No. 333-117509, No. 333-130852, No. 333-136684 and No. 333-152820 on Form S-8 filed by Elbit Imaging Ltd. of our report dated March 29, 2012 relating to the consolidated financial statements of Elbit Imaging Ltd. as of December 31, 2011, which report expresses an unqualified opinion and includes an explanatory paragraph relating to claims that have been filed against Group companies and for some of which petitions have been applied to certify as class actions suits, appearing in this Report on Form 6-K of Elbit Imaging Ltd., as filed with the Securities and Exchange Commission.

/s/ Brightman Almagor Zohar & Co.
Brightman Almagor Zohar & Co.
Certified Public Accountants
A member firm of Deloitte Touche Tohmatsu

Tel-Aviv, Israel
March 29, 2012